UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MaxLinear, Inc.

File No. 333-162947 - CF#24331

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MaxLinear, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 6, 2009 and amended on December 14, 2009, January 21, 2010, February 16, 2010, March 5, 2010 and March 18, 2010.

Based on representations by MaxLinear, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	filed December 14, 2009	through November 6, 2014
Exhibit 10.17	filed December 14, 2009	through April 6, 2012
Exhibit 10.18	filed December 14, 2009	through June 2, 2010
Exhibit 10.19	filed November 6, 2009	through October 3, 2010
Exhibit 10.20	filed December 14, 2009	through August 12, 2010
Exhibit 10.20	filed January 21, 2010	through August 12, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel